SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                                 Commission File Nos.: 333-36519
                                                                    333-36519-01
                                                                    333-75567-01

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One):  [X]Form 10-K  [ ]Form 11-K  [ ]Form 20-F  [ ]Form 10-Q
 Form N-SAR
  For Period Ended:
                   ------------------------------------------------
[ ]Transition Report on Form 10-K             [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F             [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K

                      For the Year Ended December 31, 2001

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                          PART I REGISTRANT INFORMATION


                          FRONTIERVISION HOLDINGS, L.P.
                   FRONTIERVISION HOLDINGS CAPITAL CORPORATION
                 FRONTIERVISION HOLDINGS CAPITAL II CORPORATION
                            (Full name of registrant)


            One North Main Street
         Coudersport, Pennsylvania
  (Address of principal executive offices)                16915
            (street and number)                         (Zip Code)


Registrants' telephone number, including area code:  (814) 274-9830

                        PART II RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         [X]           (a)      The reasons described in reasonable detail in
                                Part III of this form could not be eliminated without unreasonable effort or expense;

                       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
         [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




                               PART III NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

         In connection with the preparation of the Registrant's Parent's financial statements for the year ended December 31, 2001, the Registrant's Parent is reviewing certain accounting matters relating to co-borrowing credit facilities which the Registrant's Parent is party to. While the Registrant is not party to these co-borrowing agreements, due to the resources required for such review by the Registrant's Parent, the Registrant could not complete its financial statements, receive its independent auditors' report thereon, and file the Form 10-K within the prescribed time period without unreasonable effort or expense.



                            PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Timothy J. Rigas, Executive Vice President (814) 274-9830

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X]Yes   [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   [X]Yes  [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's financial results for the fiscal year ended December 31, 2001 are anticipated to improve on a basis comparable to the fiscal year ended December 31, 2000. The Registrant currently estimates that net loss of approximately $50,062,000 reported for the year ended December 31, 2000 will change to net income of approximately $42,228,000 for the year ended December 31, 2001. The improvement in the financial performance of the Registrant is primarily due to an approximate $73,000,000 gain on a cable systems exchange.

                          FRONTIERVISION HOLDINGS, L.P.
                   FRONTIERVISION HOLDINGS CAPITAL CORPORATION
                 FRONTIERVISION HOLDINGS CAPITAL II CORPORATION
                  (Name of Registrant as specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on April 1, 2002.

                                  FRONTIERVISION HOLDINGS, L.P.

                                  By:      FrontierVision Partners, L.P.,
                                           its general partner

                                  By:      Adelphia GP Holdings, L.L.C.,
                                           its general partner

                                  By:      ACC Operations, Inc., its sole member

                                  By: /s/ Timothy J. Rigas
                                     -------------------------------------------
                                       Timothy J. Rigas
                                       Executive Vice President, Chief Financial
                                       Officer, Chief Accounting Officer, and
                                       Treasurer


                                  FRONTIERVISION HOLDINGS CAPITAL CORPORATION


                                  By: /s/ Timothy J. Rigas
                                     -------------------------------------------
                                       Timothy J. Rigas
                                       Executive Vice President, Chief Financial
                                       Officer, Chief Accounting Officer, and
                                       Treasurer


                                  FRONTIERVISION HOLDINGS CAPITAL II CORPORATION


                                  By: /s/ Timothy J. Rigas
                                     -------------------------------------------
                                       Timothy J. Rigas
                                       Executive Vice President, Chief Financial
                                       Officer, Chief Accounting Officer, and
                                       Treasurer